787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 8, 2013

VIA EDGAR CORRESPONDENCE FILING

Ms. Suzanne Hayes
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	National Patent Development Corporation
Form 8-K
Filed December 21, 2012
File No. 000-50587

Dear Ms. Hayes:

On behalf of Wright Investors’ Service Holdings, Inc. (formerly known as National Patent Development Corporation) (the “Company”), we hereby submit the following responses to the comments received by letter dated January 17, 2013, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 8-K filed by the Company on December 21, 2012 (the “Form 8-K”).  Please note that on February 4, 2013, National Patent Development Corporation changed its name to Wright Investors’ Service Holdings, Inc.

On January 30, 2013, in a conversation between Andrea Kantor, of the Law Office of Andrea Kantor, P.C., outside general counsel to the Company, and Ramin Olson of the Staff, Mr. Olson agreed to Ms. Kantor’s request for an extension to February 8, 2013 of the time to respond to the Staff’s comments and indicated that the responses could include proposed language for a revised Form 8-K to be filed following Staff review of the Company’s responses. On January 31, 2013, Ms. Kantor submitted EDGAR correspondence with the Commission regarding this extension.

To assist the Staff’s review, we have retyped the text of those comments below.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

Item 2.01(a)-(e) Completion of Acquisition or Disposition of Assets, page 3

Merger with The Winthrop Corporation, page 3

(1)	Please describe the indemnification provisions referenced in the first paragraph and explain the basis for your decision not to file the Support Agreement as an exhibit.

The Company will revise the Form 8-K to include a description of the indemnification provisions of the Support Agreement.  In response to this Comment and Comment No. 2 below, the Company proposes to reorganize and expand the disclosure contained in the second, third and fourth paragraphs under the heading “Merger with The Winthrop Corporation” on page 3 of the Form 8-K.   Please see the Company’s response to Comment No. 2 for these proposed revisions.

Please note that the Support Agreement was filed as Exhibit 10.10 to the Form 8-K.

(2)
We note your statement that the company entered into Investors’ Rights Agreements with the “Key Company Employees.”  Please identify the key company employees and describe the material provisions of the Investor Rights Agreement in the filing.

The Company will revise the Form 8-K to identify the Key Company Employees by name and describe the material provisions of the Investor Rights Agreement in the filing.  The Company proposes to reflect this disclosure, together with the disclosure indicated in the response to Comment No. 1 above, by reorganizing and expanding the “Merger with The Winthrop Corporation” section on page 3 of the Form 8-K as follows:

Merger with The Winthrop Corporation

On December 19, 2012, National Patent Development Corporation, a Delaware corporation (the “Company” or “National Patent”), completed the merger (the “Merger”) of  a wholly-owned subsidiary of the Company (“MergerSub”) with and into The Winthrop Corporation, a Connecticut corporation (“Winthrop”), pursuant to that certain  Agreement and Plan of Merger (the “Merger Agreement”) dated June 18, 2012.  A description of the Merger, and the principal transaction documents entered into in connection with the Merger, including, without limitation, the Merger Agreement, are contained in the Company’s Form 8-K filed on June 19, 2012 ( the “June 8-K”) and are incorporated herein by reference.  All terms not otherwise defined herein have the definitions set forth in the Merger Agreement and the June 8-K.

On the Closing Date, 881,206 shares of Company Common Stock were issued by the Company as Merger Consideration to those holders of Winthrop Common Stock who elected to receive Company Common Stock as Merger Consideration and the Company paid cash totaling $4,852,000 to those holders of Winthrop Common Stock who elected to receive cash as Merger Consideration.  Winthrop received and provided to the Company the required consents to Advisory Contracts representing sufficient Winthrop revenues so that no purchase price adjustment occurred in accordance with the Merger Agreement.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

In accordance with the Merger Agreement, on or before July 18, 2012, ~~the Support Agreement Securityholders~~shareholders of Winthrop holding at least 92% of the outstanding voting power of Winthrop immediately prior to the Effective Time of the Merger (the “Support Agreement Securityholders”) entered into the Support Agreement pursuant to which such Support Agreement Securityholders agreed to, among other things, ~~the indemnification provisions described in the June 8-K.  In addition, as of the Closing Date, Winthrop received and provided to the Company the required consents to Advisory Contracts representing sufficient Winthrop revenues so that no purchase price adjustment occurred in accordance with the Merger Agreement.~~indemnify the Company, in proportion to the percentage of the total Merger Consideration received by them, against all losses incurred with respect to or in connection with (i) the failure of any representation or warranty of Winthrop in the Merger Agreement or in other documents delivered pursuant to the terms of the Merger Agreement (collectively, the “Transaction Documents”) to be true and correct; (ii) any failure by Winthrop to fully perform, fulfill or comply with any covenant of Winthrop set forth in the Transaction Documents; and (iii) the payment of certain pre-closing taxes. The indemnification obligations of the Support Agreement Securityholders are several and not joint and, with respect to breaches of representations and warranties (other than breaches of certain fundamental representations and warranties or claims arising from fraud or intentional misrepresentation), are capped at twenty-five percent (25%) of the Purchase Price.  The obligations of the Support Agreement Securityholders for breaches of certain fundamental representations and warranties is capped at one hundred percent (100%) of the Purchase Price. The Support Agreement Securityholders are not required to indemnify the Company against losses from any individual claim or series of related claims in an amount of less than $5,000, other than a claim arising from any breach or inaccuracy of any fundamental representations, fraud or intentional misrepresentation. In addition, the Support Agreement Securityholders are not required to indemnify the Company unless and until the aggregate amount of indemnifiable losses suffered by the Company exceeds $20,000, at which time the Company will be entitled to indemnification for the amount of losses that exceeds such amount.

As of the Closing Date, the Company entered into the Investors’ Rights Agreement with Peter M. Donovan, Theodore S. Roman, Amit S. Khandwala, and M. Anthony E. van Daalen (the “Key Company Employees”) and each former Winthrop shareholder who elected to receive Company Common Stock as Merger Consideration.  The Investors’ Rights Agreement provides that shares of Company Common Stock received as Merger Consideration will be subject to a three year transfer restriction and, for any such shares held by an employee of the Company who terminates such employment without “good reason” prior to the third anniversary of the Closing, a call right in favor of the Company at a purchase price per share equal to the fair market value of Company Common Stock as of the date of the notice of the exercise of the call right.  In addition, the Investors’ Rights Agreement provides for: (i) a right of first offer in favor of the Key Winthrop Employees in the event that the Company effects or agrees to a sale of Winthrop or all or substantially all of its business or assets prior to the fifth anniversary of the Closing, and (ii) certain demand and piggyback registration rights to be available following the third anniversary of the Closing with respect to the Company Common Stock held, or to be held upon the settlement date of each applicable holder’s restricted stock unit agreement, by parties to the Investors’ Rights Agreement.

On June 22, 2012, the Board of Trustees of each Winthrop-sponsored mutual fund approved the Management Change for each such fund and on September 13, 2012, the shareholders of each such Winthrop-sponsored mutual fund approved the Management Change for each such fund.  In addition, prior to the closing date Winthrop received all other required regulatory approvals, including  approval by the Financial Regulatory Authority, Inc. (“FINRA”) relating to the change of control of Winthrop’s broker-dealer subsidiary.
 ~~On the Closing Date, 881,206 shares of Company Common Stock were issued by the Company as Merger Consideration to those holders of Winthrop Common Stock who elected to receive Company Common Stock as Merger Consideration and the Company paid cash totaling $4,852,000 to those holders of Winthrop Common Stock who elected to receive cash as Merger Consideration.  As of the Closing Date, the Company entered into the Investors’ Rights Agreement with the Key Company Employees and each former Winthrop shareholder who elected to receive Company Common Stock as Merger Consideration.  The material provisions of the Investors’ Rights Agreement are described in the June 8-K.  Pursuant to the Merger Agreement and the Investors’ Rights Agreement, holders of Winthrop Common Stock who elected to receive Company Common Stock as Merger Consideration are subject to a three-year transfer restriction on such Company Common Stock.~~  In accordance with the Merger Agreement prior to the Closing, the Company obtained a ten year, $5,000,000 keyman insurance policy on the life of Peter M. Donovan.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

Item 5.06 Change in Shell Company Status, page 4

Form 10 Disclosure Information, page 4.

(3)
Please confirm that you have provided all of the information required by Item 2.01(f) of Form 8-K.  In this regard, as examples only, we note that it does not appear that you have provided information required by Item 702 of Regulation S-K.

The Company confirms that except for the information required by Item 702 of Regulation S-K, it has provided all of the information required by Item 2.01(f) of Form 8-K.  The Company will revise the Form 8-K to provide the information required by Item 702 of Regulation S-K.  The Company proposes to add the following disclosure immediately following the section captioned “Legal Proceedings” on page 38 of the Form 8-K:

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

The Company’s certificate of incorporation and bylaws provide that, subject to limited exceptions and requirements, the Company is required to indemnify its directors and officers, and each person serving at the request of the Company as a director, officer, incorporator, partner, manager or trustee of another entity, to the fullest extent permitted by the DGCL.  The Company’s bylaws also provide that, subject to limited exceptions and requirements, the Company is required to advance to such persons expenses (including attorneys fees) incurred by them in defending and preparing for the defense of any proceeding or investigation in respect of which indemnification may be available.

  Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.  The Company’s certificate of incorporation contains such a provision limiting the personal liability of the Company’s directors to the extent permitted by the DGCL.

Risk Factors, page 11

Our business revenue is dependent on fees earned from the management of client accounts and the distribution of financial and research products and services, page 11

(4)
We note your statement that the data you use to produce your investment research is provided to you at no cost but that you will begin paying for updates to the data in 2014.  It appears that you are substantially dependent on this agreement.  Please identify the third party source and file the agreement as an exhibit.  Additionally, please tell us whether you have any other agreements with this third party or if you contract with this party for other goods and/or services.  Additionally, discuss this known trend in an appropriate location in the “Financial Overview” discussion as required by Item 303(a)(2)(ii) of Regulation S-K.

The Company’s primary agreement regarding investment research is the Agreement Upon Withdrawal by the Winthrop Corporation from Worldscope/Disclosure LLC dated as of June 1, 2012 (the “Worldscope Agreement”), which was previously filed as exhibit 10.15 to the Form 8-K.  The Company had requested confidential treatment as to certain portions of the Worldscope Agreement.  The Company will identify Worldscope as the primary provider of its research and proposes to revise the third paragraph on page 11 of the Form 8-K as follows:

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

Revenues are also derived from the distribution of investment research directly and through several third parties who act as distributors of such research content.  The fees paid by the end client are divided between Winthrop and the distributor.  Existing agreements in place with third party distributors, primarily Thomson Reuters, allow for the renegotiation of the revenue split, which could result in a decline in revenue to Winthrop.  See “Management’s Discussion and Analysis- Revenue- Revenue from Financial research and related data - Nine Months Ended September 30, 2012 Compared to September 30, 2011.”  The underlying data we utilize to produce our investment research is obtained from a third-party, Worldscope/Disclosure LLC (“Worldscope”), which is owned by Thomson Reuters, at no cost to us.  However in 2014, we will have to start paying for updates to the data (at most favored vendor cost) and in 2024 such agreement will terminate.  The revised terms of such agreement may alter our ability to produce investment research on favorable terms and may cause our revenue from the sale of such research products to decline.

In addition, the Company will discuss the Worldscope agreement in the “Financial Overview” section. The Company proposes to revise the second paragraph on page 22 of the Form 8-K as follows:

Revenue from Financial research and related data was $695,377 for the nine months ended September 30, 2012 as compared to $414,222 for the nine months ended September 30, 2011.  The increased revenue of $281,155, or 67.9% is primarily the result of increased volume from Thomson Reuters.  Winthrop does not expect that fee revenue in this category will continue to grow at the rates seen over the past 1 ½ years based on a renegotiated fee split effective October 1, 2012 with Thomson Reuters, which if entered into on January 1, 2012 would have resulted in reduced revenue of approximately $190,000 for the nine months ended September 30, 2012. In addition, the underlying data we utilize to produce our financial research and related data is primarily obtained from a third-party, Worldscope, at no cost to us.  However in 2014, the Company will have to start paying for updates to the data (at most favored vendor cost) and in 2024 such agreement will terminate.  The revised terms of such agreement may alter our ability to produce investment research on favorable terms and may cause our revenue from the sale of such research products to decline.

Supplementally, the Company advises the Staff that in addition to the Worldscope agreement and the Thomson Reuters distribution agreement, the only other agreement the Company has with Thomson Reuters for goods and services is an annual contract for investment research data though Thomson One.  The cost to the Company of the Thomson One contract is $1,100 per month, and the data could be obtained by the Company on competitive terms from other sources.

We rely on outsourced service providers to perform key functions, page 12

(5)	Please file the agreements with the third party service providers or tell us why you believe you are not substantially dependent on them.

The Company has reviewed the referenced risk factor and has concluded that the services covered by the two paragraphs of the risk factor are available from alternative service providers on reasonable business terms and that the loss of any of the Company’s current providers referred to in the second paragraph of the risk factor would not present a significant business risk.  Accordingly, the Company will eliminate the second paragraph of the risk factor.

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

In addition, the Company will revise the first paragraph of the risk factor to better disclose its evaluation of the risks referred to and to add administrative functions to the services covered by that paragraph.  The proposed revisions to the first paragraph of the risk factor are as follows:

We rely on outsourced service providers to perform certain key technology, processing ~~and~~ ,  support and administrative functions~~.  Any significant failures by these service providers could cause us to experience losses and incur reputational harm~~.  If we need to replace any of these service providers, ~~we may face business disruptions and higher costs.  While~~ we believe ~~that~~ we have the resources to make such transitions with minimal disruption; however, it is difficult to accurately predict the expense and time that would be required.  ~~The disruption caused by a change in our service providers could have a material adverse effect on our business.~~

Directors and Executive Officers, page 27

(6)	Please confirm to us that, to the extent not already provided, you are not required to provide the disclosure required by Item 401(f) of Regulation S-K.

The Company has confirmed that no disclosure is required by any of its current directors or executive officers pursuant to Item 401(f) of Regulation S-K.  The Company has sought to obtain similar confirmation from a recently departed former executive officer of the Company (who was not a director of the Company) but has not received any affirmative response from the former executive officer.  The Company believes that Item 401(f) disclosure with respect to the former executive officer is not required because the ability and integrity of such person is no longer a matter of concern in relation to the Company.

Recent Sales of Unregistered Securities, page 40

(7)	Please file a Form D for your recent sales of unregistered securities or tell us why it is not necessary to do so. Please refer to Securities Act Rule 503.

The Form D was filed on February 6, 2013.

Exhibits, page 41

(8)
Please review your exhibit list to confirm you have completely provided all exhibits and listed them in accordance with Item 601(b) of Regulation S-K.  As examples only, and not a complete list, please consider the following:

•	the company’s bylaws should be incorporated by reference to Exhibit 3.2 of the company’s Form S-1, rather than Exhibit 3.1; and

Ms. Suzanne Hayes
United States Securities and Exchange Commission
February 8, 2013

•	the list of subsidiaries in Exhibit 21 should be revised to include the states of incorporation of the companies listed, pursuant to Item 601(b)(21) of Regulation S-K.

Please thoroughly review and revise your exhibits and your exhibit list.

The Company has reviewed the exhibits and exhibit list to the Form 8-K and will revise the exhibit list in the Revised 8-K so that the Company’s bylaws will be correctly incorporated by reference to Exhibit 3.2 to the Company’s Form S-1.  In addition, Exhibit 4.1 (common stock certificate) and Exhibit 14 (code of ethics policy) will be added to the exhibit list.  Exhibit 21 will also be revised to include the states of incorporation of all subsidiaries listed.

*                      *                      *

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact me by email at mschwartz@willkie.com or by telephone at 212-728-8267.

Very truly yours, /s/ Michael A. Schwartz Michael A. Schwartz